Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

Three Months Ended March 31,
2016
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$105,426
Tax expense based on income	31,061
Fixed charges excluding subsidiary preferred stock dividends tax adjustment	103,377
Earnings available for fixed charges, as defined	$239,864
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$93,760
Estimated interest cost within rental expense	2,339
Amortization of net debt premium, discount, and expenses	5,667
Subsidiary preferred stock dividends	1,611
Adjust subsidiary preferred stock dividends to pretax basis	989
Total fixed charges, as defined	$104,366
Consolidated ratio of earnings to fixed charges	2.30